UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 4, 2022, Connect Biopharma Holdings Limited (the “Company”) announced topline results for the primary analysis population of the pivotal trial of the Company’s lead candidate, CBP-201, in patients with moderate-to-severe atopic dermatitis (AD) in China.

The analysis showed that the primary endpoint of IGA of 0 or 1 (“clear” or “almost clear”) with at least 2 grades of reduction at Week 16 from baseline was significantly greater for the CBP-201 (300 mg every two weeks) group with 30.3% of patients showing improvement compared to 7.5% for the placebo group (p < 0.001). CBP-201 also met key secondary endpoints, including 83.1%, 62.9% and 35.8% of patients achieving a 50%, 75%, 90% reduction in the Eczema Area and Severity Index score (EASI-50, EASI-75, EASI-90) from baseline compared to 41.1%, 23.4% and 6.3% for the placebo group (p < 0.001), respectively. Significant improvements in EASI occurred at Week 2, and were observed with all response categories at Week 16, with patients achieving an approximately 26.3% change in EASI at Week 2 compared to approximately 13.8% for placebo (p < 0.001) and an approximately 73.7% change in EASI at Week 16 compared to approximately 36.6% for placebo (p < 0.001).

The analysis also showed a significant improvement in pruritus with 35.0% of patients experiencing a reduction of 4 or greater on the Peak Pruritus-Numerical Rating Scale (PP-NRS) compared to 9.6% for placebo (p < 0.001) and 46.7% of patients experiencing a reduction of 3 or greater on the PP-NRS compared to 16.7% for placebo (p < 0.001). Patients receiving CBP-201 demonstrated significant and sustained improvements in pruritus as early as Week 1, with patients achieving an approximately 8.6% change in PP-NRS at Week 1 compared to approximately 3.7% for placebo (p < 0.05) and an approximately 38.1% change in PP-NRS at Week 16 compared to approximately 12.3% for placebo (p < 0.001).

CBP-201 was generally well tolerated, with safety results comparable to placebo, with a similar incidence of Treatment-Emergent Adverse Event (TEAEs) of 73.5% versus 72.9% for the placebo group, Serious Adverse Events (SAEs) of 0.6% versus 3.5% over the 16-week treatment period. As shown in the table below, most TEAEs were mild to moderate in severity and did not lead to study drug discontinuation. Additionally, safety and tolerability results for the primary analysis population remained consistent with targeting the IL-4Rα pathway

Figure 1. Summary of Safety Results for the Primary Analysis Population (N=255)

N (%) patients with	CBP-201 N=170	Placebo N=85
Any TEAE	125 (73.5%)	62 (72.9%)
AE related to study drug	54 (31.8%)	20 (23.5%)
SAE*	1 (0.6%)	3 (3.5%)
Severe AE	4 (2.4%)	5 (5.9%)
AE leading to study drug discontinuation	1 (0.6%)	0
Herpes virus infection	1 (0.6%)	1 (1.2%)

*	None were deemed to be related to study drug.

The incidence of injection site reactions lasting longer than 24 hours (6.5% versus 0.0% in the placebo group), all of which were mild in severity, and conjunctivitis (4.7% versus 3.5% in the placebo group) were the most frequently reported Treatment-Emergent Adverse Events Of Special Interest (AESIs). AESIs reported in the primary analysis group are described in the table below. No AESIs of hepatotoxicity (AST/ALT elevated >5×ULN), parasitic and opportunistic infections, pregnancy, or symptomatic overdose were observed in either group.

Figure 2. AESIs Observed in the Primary Analysis Population (N=255)

N (%) patients with	CBP-201 N=170	Placebo N=85
Conjunctivitis	8 (4.7%)	3 (3.5%)
Keratitis	2 (1.2%)	0
Anaphylaxis*‡	1 (0.6%)	0
Injection site reactions lasting longer than 24 hours	11 (6.5%)	0

*	None were deemed to be related to study drug.
‡	AE Grade 1 (mild) in severity. Anaphylaxis patient remained in study and received study drug

The primary analysis population showed comparable baseline characteristics between treatment groups and achieved a high completion rate for the initial 16-week period (Stage 1), with 162 (95.3%) patients in the CBP-201 group and 79 (92.9%) patients in the placebo group completing treatment through Week 16.

Based on the feedback from the Center for Drug Evaluation of the National Medical Products Administration (“CDE”), the analysis described in this report was conducted on the primary analysis population of 255 adult patients who have completed Stage 1. Based on this analysis, the Company anticipates engaging with the CDE in the next several months to determine the potential for a New Drug Application filing as well as whether analysis on additional adult and adolescent patients enrolled in the trial outside the primary analysis population will be required.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 and S-8 (Registration Nos. 333-264340, 333-254524, and 333-266006, respectively) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 4, 2022		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
Name: Steven Chan
Title: Chief Financial Officer